EXHIBIT 99.1

Endeavour Silver Provides 2020 Production and Cost Guidance, Forecasting 3.0-3.5 Million oz Silver and 38,000-44,000 oz Gold, or 6.0-7.0 Million oz Silver Equivalent

VANCOUVER, British Columbia, Jan. 31, 2020 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) released today the 2020 production and cost guidance for its three silver-gold mines in Mexico, the Guanacevi mine in Durango state, the Bolanitos mine in Guanajuato state and the El Compas mine in Zacatecas state.  The Company also provides its 2020 capital and exploration budgets for the three mines and several exploration and development projects.

2020 Production and Cost Guidance Highlights

In 2020, silver production is expected to range from 3.0 to 3.5 million ounces (oz) and gold production is anticipated be in the 38,000 to 44,000 oz range. Silver equivalent production is forecasted to total 6.0-7.0 million oz using a 80:1 silver:gold ratio.

Consolidated cash cost and all-in sustaining cost in 2020 are both estimated to be significantly lower than 2019, at around $6.00-7.00 per oz silver and $17.00-18.00 per oz silver, net of gold by-product credits respectively. Metal price assumptions for 2020 are $17 per oz silver and $1450 per oz gold.

	Guanacevi	Bolanitos	El Compas	Consolidated
Tonnes/ Day (TPD)	1,000 – 1,200	1,000 – 1,250	200 – 250	2,200 – 2,500
Silver Production (M oz)	2.4 – 2.7	0.5 – 0.6	0.1 – 0.2	3.0 – 3.5
Gold Production (K oz)	6.0 -7.0	22.0 – 25.0	10.0 – 12.0	38.0 – 44.0
Silver Eq Production (M oz)	2.9 – 3.2	2.2 – 2.6	0.9 – 1.2	6.0 – 7.0
Cash Costs, net of gold by- product credits (US$/oz)				$6.00 - 7.00
AISC, net of gold by-product credits (US$/oz)				$17.00 – 18.00
Capital Budget (US$M)				$32.6
Exploration Budget (US$M)				$5.4

(1)     2020 silver equivalent production is calculated using a 80:1 silver:gold ratio

Bradford Cooke, Endeavour CEO, commented, “We are forecasting better performance from our operating mines in 2020, with a slight decrease in consolidated production due to the suspension of mining at El Cubo complimented by lower operating costs at Guanacevi, Bolanitos and El Compas, which should decline through the year as productivity improves.

“The Guanacevi mine will be our largest producer this year as the newly developed Milache, SCS and P4E orebodies continue to scale up to fill the 1,200 tonne per day (tpd) plant to capacity by the end of Q1 2020. Bolanitos production is still recovering from a lack of ore access due to the arsenic issue last year, but the development of new areas in the Plateros, Lucero and San Miguel orebodies is expected to fill the 1,250 tpd plant to capacity in H2, 2020. El Compas is now a steady state operation running at close to the current plant capacity of 250 tpd and will post its first full year of production in 2020.”

Operating Mines

At Guanacevi, multiple changes were initiated to resolve operational challenges in 2019 and as a result, production in Q4, 2019 improved considerably compared to the first three quarters. From Q1 to Q4, 2019, silver equivalent grade increased 26% and plant throughput rose 21%. The original Porvenir Norte and Santa Cruz orebodies which had become too deep, narrow and low grade to be economic are now closed.  The 2020 production will rise from 1000 tpd to 1200 tpd and average 1100 tpd from the new, shallower, wider, higher grade Milache, SCS and P4E orebodies. Management expects operating costs will decrease in 2020 compared to 2019.

At Bolanitos, the mine and plant also experienced operating issues in 2019 and management made several changes to resolve the problems. The recovery to normal operations, rising production and falling costs will take another two quarters but a significant improvement is anticipated in 2020.  Production will rise from 1000 tpd to 1250 tpd and average 1,150 tpd from the Plateros-La Luz, Lucero-Karina and Bolanitos-San Miguel vein systems. Gold grades are expected to increase, while silver grades will decrease compared to 2019.

At El Compas, production is forecast to be steady state around 225 tpd for 2020, with ore grades similar to 2019.  The Company is replacing the mining contractor to reduce operating costs in 2020 compared to 2019.

Operating Costs

Cash costs, net of gold by-product credits, are expected to be $6.00-7.00 per oz of silver produced in 2020. Consolidated cash costs on a co-product basis are anticipated to be $12.00-$13.00 per oz silver and $900-$1,000 per oz gold.

All-in sustaining costs, net of gold by-product credits, in accordance with the World Gold Council standard, are estimated to be $17.00-$18.00 per oz of silver produced. When non-cash items such as stock-based compensation are excluded, AISC are forecast to be in the $16.50-$17.50 range.

Direct operating costs are estimated to be in the range of $85-$90 per tonne.

Management has assumed a $17 per oz silver price, $1,450 per oz gold price, and 20:1 Mexican peso per US dollar exchange rate for its 2020 cost forecasts.

Capital Investments

In 2020, Endeavour plans to invest $32.6 million on capital projects primarily as sustaining capital at the three operating mines, and $1.8 million in growth capital to maintain the exploration concessions and cover corporate infrastructure.  At current metal prices, the sustaining capital investments will be covered by operating cash flow and current cash.

At Guanacevi, $15.8 million will be invested on capital projects, the largest of which is the development of 8.4 kilometres (km) of mine access at the Milache, SCS and the P4E orebodies.

At Bolanitos, $13.6 million will be invested, including $7.8 million for 8.6 km of mine development to access reserves and resources in the Plateros-La Luz, Lucero-Karina and Bolanitos-San Miguel vein systems. The additional $5.8 million will go to upgrade the mining fleet, support site infrastructure, and raise the tailings dam.

At El Compas, $1.4 million will be invested on mine development and tailings expansion.

Regarding Terronera, a final update to the pre-feasibility study is currently being prepared which will include the results of additional engineering studies and revised cost estimates.  Management continues to evaluate its debt financing alternatives, but no commitments have been received as yet.  The Company may also consider whether or not to proceed to a full feasibility study in order to reduce the cost of capital for the project. Following the completion of the updated pre-feasibility study and board approval, management will release a revised program and budget for the project.

Mine	Mine Development	Other Capital	Sustaining Capital	Growth Capital	Total Capital
Guanacevi	$8.4 million	$7.4 million	$15.8 million	-	$15.8 million
Bolanitos	$7.8 million	$5.8 million	$13.6 million	-	$13.6 million
El Compas	-	$1.4 million	$ 1.4 million	-	$ 1.4 million
Corporate	-	-	-	$ 1.8 million	$ 1.8 million
Total	$16.2 million	$14.6 million	$30.8 million	$1.8 million	$32.6 million

Exploration Budget

In 2020, the Company plans to spend $5.4 million drilling 18,500 metres of core on brownfields projects, greenfields exploration and development engineering across its portfolio of mines and properties. At the three operating mines, 10,500 metres of core drilling are planned at a cost of $2.0 million to replace reserves and expand resources.

On the exploration and development projects, expenditures of $3.4 million are planned to fund 8,000 metres of core drilling, advance engineering studies at Terronera and Parral, and drill the Paloma gold project in Chile, where initial exploration results were very encouraging. A live webinar is planned in Q1 2020 to review the Company’s growth strategy and exploration and development plans.

Project	2020 Activity	Drill Metres	Expenditures
Guanacevi	Drilling	3,000	$0.8 million
Bolanitos	Drilling	3,000	$0.5 million
El Compas	Drilling	4,500	$0.7 million
Parral	Drilling/Economic Study	5,000	$1.2 million
Chile - Paloma	Drilling	3,000	$1.5 million
Chile - Cerro Marquez	Evaluation		$0.3 million
Guadalupe y Calvo	Mapping/Sampling	-	$0.1 million
Terronera	Mapping/Sampling/PFS	-	$ 0.3 million
Total		18,500	$5.4 million

Release of 2019 Financial Results and Conference Call

The 2019 Fourth Quarter and year-end consolidated financial results will be released before market on Monday, February 24, 2020 and a telephone conference call will be held the same day at 10:00am PT (1:00pm ET). To participate in the conference call, please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: +604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass-code is 4069#. The audio replay and a written transcript will also be made available on the Company's website at www.edrsilver.com.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2020, including production forecasts, cost estimates and metal price estimates, and the timing and results of mine expansion and development and receipt of various permits. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; metal prices; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, resource and reserve estimates, metal prices, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.